Calm Company Fund LLC – Summary of Terms

This following is a summary of the principal terms and conditions of an investment in Calm Company Fund LLC (formerly Earnest Capital LLC, the "Company") in connection with a Regulation CF (as defined below) offering of interests in the Company, and is qualified in its entirety by the Company's Amended and Restated Limited Liability Company Agreement as it may be further amended from time to time (the "Agreement"). Capitalized terms used herein without definition have the meanings assigned to them in the Agreement.

I. General	
Company	Calm Company Fund LLC, a Delaware limited liability company (the "Company")
Manager	Tyler Tringas (the "Manager")
Term	The Company will have perpetual existence unless it is terminated in accordance with the Agreement.
Earnest Funds	The Company acts as the general partner of venture capital funds that operate under the name Earnest Capital or Calm Company Fund or such other name or names as the Manager may determine from time to time (each such investment vehicle, a "Fund" and collectively, the "Funds"). The Company will ensure that as part of the compensation received by the Company pursuant to any current or future fund agreement will be in the form of a share of profits of fund investments in excess of a given benchmark, or other incentive based compensation ("Carried Interest").
II. The Members	
Classes of Interests	Initially, there will be two classes of interests ("Interests") in the Company and the Manager may create additional classes of Interests or other equity securities in the future. The Class CF units offered in this offering will be non-voting, limited economic units which will initially entitle the holders of Class CF units, in the aggregate, to up to 10% of the carried interest received by the Company from its funds.
Limited Liability: Return of Distributions	No Member will be personally liable for the debts or obligations of the company. The Manager may, in his sole and absolute discretion, and on not less than ten (10) Business Days' advance written notice require the Members to return distributions received from the Company in order to satisfy certain liabilities of the Company (such as, indemnification expenses). In no case will any Member be required to return distributions in excess of the aggregate amount of distributions actually received by such Member.
Member Representations	By agreeing to be bound by the terms of the Agreement, each Member represents and warrants that: (i) its Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale or distribution thereof; (ii) due to the limited transferability of the Interests, the Member is likely to be a holder of the Interest for an indefinite period of time; and (iii) that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of the representations and warranties.
No Withdrawal	The Members will not have any right to withdraw from the Company. Under certain circumstances, a Member may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company.

Books and Records	Class CF Members will not have a right to inspect the books and records of the Company, but will receive an annual report as required under Regulation CF and may receive summaries of Company information periodically.
III. <u>Management</u>	
Management of the Company; Authority of the Manager	Management and control of the Company will be vested exclusively in the Manager. For example, the Manager may: (i) admit new Members; (ii) create a new class of Interests or other equity securities; (iii) invest the cash balances of the Company; (iv) borrow or raise money for the Company; (v) determine the timing and amount of distributions; (vi) determine the information provided to the Members The Manager will always retain the authority to make management decisions even if she delegates duties to any officer, employee or agent. The Manager may, but is not required to, designate one or more officers, employees or other agents who will have such duties and will perform such functions as the Manager may delegate.
Liability of Manager	The Agreement is not intended to, and does not, create any fiduciary duty on the Manager and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Manager will not be liable to the Company for: (i) any act or omission that, in good faith, the Manager determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct; (ii) the termination of the Company and the Agreement pursuant to the terms of thereof, or (iii) any act or omission of the Manager that relied in good faith on the advice of legal counsel, accountants or other professional advisors to the Company. Nothing in the above should be construed as relieving, or attempting to relieve, the Manager from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Manager	The Company will indemnify the Manager and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager's or officer's gross negligence, reckless or intentional misconduct or fraud.
Removal or Resignation of the Manager	The Manager may not be removed. The Manager may resign and appoint an Affiliate of the Manager as the Manager of the Company without the consent of any Member.
IV. <u>Distributions and Withdrawals of Capital</u>	
Discretionary Distributions	Distributions of cash on hand less a reasonable reserve for debts (including any loans made by a Member to the Company) and liabilities due and payable, operations, and any contingencies, as reasonably determined by the Manager) and will be made from the Company to the Members at such times and in such amounts as the Manager may determine, in his sole discretion, subject to the Act. Distributions will be made to all Members in accordance with their respective Percentage Interests, and with respect to the Class CF Members, distributions shall only be made in respect to Carried Interest.

Distribution of Sale Proceeds; Management Fees; Other Income.	With the exception of distribution of Carried Interest, Class CF Members will be entitled to no other proceeds of the Company, including any proceeds received from the sale or other disposition of the assets or Interests of Company, management fees, or any other income realized by the Company.
Withdrawals of Capital	No Member may withdraw capital from the Company without the consent of the Manager.
V. <u>Conversion; Repurchase; Transfer; and Sale of Interests</u>	
Conversion to Corporation	The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "<u>Conversion</u>"). In the event that the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.
Repurchase of Interests	The Company has the right to repurchase the Units of any Member upon notice of an involuntary transfer (*e.g.*, a transfer by law due to the death, bankruptcy, *etc.*) of that Member's Units at the price and on the terms applicable to such involuntary Transfer within ninety (90) days after the Company's receipt of such notice.
Restrictions on Transfer	Except with the prior written consent of the Manager (a "<u>Permitted Transfer</u>"), no Member may Transfer his, her or its Units either voluntarily or involuntarily by operation of law. Further, except as otherwise provided under Regulation CF, no Class CF Member may transfer his, her or its Class CF Units during the one-year period beginning when the Interests were issued to the Class CF Member.
Approved Sale; Drag Along	If the Manager approves a Sale of the Company (an "<u>Approved Sale</u>"), then each Member will vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding Interests will waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Interests, each holder of Interests will agree to sell all of his, her or its Interests and rights to acquire Interests on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
VI. **<u>Miscellaneous</u>**	

Amendments: Only the consent of the Manager is required to amend the agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Applicable Law. Delaware.

Company Property. All Property now or hereafter owned by the Company will be deemed to be owned by the Company as an entity, and no Member, individually, will have any ownership of such property.

Confidentiality. Members will maintain the confidentiality of any non-public information regarding the Company, its affiliates, its business, or its affiliates business, unless consented to in writing by the Manager or otherwise required by law.

Dispute Resolution. In any dispute, Members agree to waive their right to trial by jury and to final and binding arbitration by a JAMS, Inc. arbitrator, who shall be located in Washington DC.

Tax Status. The Company will, until it converts to a corporation (if ever), be treated as a partnership for U.S. federal income tax purposes. Investors should expect to receive a K-1 annually.

Name and Mark. No Member will, by virtue of its ownership of an interest in the Company, hold any right, title or interest in or to the names and marks of the Company.